March 1, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attn: Mr. Joseph M. Kempf

Senior Staff Accountant

Re:	Lighting Science Group Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed November 4, 2012

Reg. No. 000-20354

Dear Mr. Kempf:

This letter sets forth the responses of Lighting Science Group Corporation (the “Company”) to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 30, 2013 (the “Comment Letter”) and the discussion held on February 26, 2013, with respect to the above-referenced filings (the “Filings”). For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter. The Company’s response to each Comment is set forth immediately below the text of the applicable Comment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	The Staff’s Comments or changes to disclosure in response to the Staff’s Comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert the Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Note 15. Commitments and Contingencies

Legal Proceedings, page 25

2.	We note that your response to comment two of our letter dated December 7, 2012 explains that you relied upon the guidance of ASC 450-20-25 and therefore did not classify the 6,250,000 common shares subject to the Geveran Investments Limited litigation as temporary equity because “it was not probable that a liability had been incurred”. Tell us how you considered the likelihood of the rescission in your probability assessment.

RESPONSE: As indicated in the Company’s prior response, the terms of the original issuance of common stock to Geveran Investments Limited (“Geveran”) were governed by a Subscription Agreement and such agreement did not provide Geveran with contractual rescission rights and did not contain any terms that would indicate the shares purchased by Geveran should be classified as temporary equity. On June 22, 2012, Geveran filed a lawsuit against the Company and the other named defendants for a violation of Florida securities law and common law negligent misrepresentation. Geveran seeks rescission of its investment in the Company and, alternatively, unspecified damages. The statutory right of rescission under the Florida Securities and Investor Protection Act requires the plaintiff to prove, among other elements, that it relied upon a misrepresented material fact that was provided to the plaintiff by the Company or its agents. Accordingly, Geveran currently has the burden of proving the elements of reliance and material misrepresentation, among other elements, in order to establish any right of rescission with respect to the 6,250,000 shares of common stock purchased from the Company in May 2011. As noted on page 25 of the Form 10-Q, the Company denies any liability in connection with this matter and intends to vigorously defend the case. In response to the Staff’s Comments, the Company proposes to include the following disclosure in the Form 10-K for the year ended December 31, 2012:

“While the case is in its early stages and the outcome of any litigation is inherently difficult to predict, the Company currently believes that it has strong defenses against Geveran’s claim for rescission, that a grant of the remedy of rescission is unlikely, and the amount of possible loss, if any, cannot be reasonably estimated.”

Please direct any questions or comments concerning the Registration Statement or this response to the undersigned at (321) 779-5537.

Sincerely,

Thomas C. Shields
Chief Financial Officer
Lighting Science Group Corporation
1227 So. Patrick Drive, Building 2A
Satellite Beach, FL 32937
(321) 779-5520
Fax: (321) 260-3739

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